Exhibit 99.3

NOTICE OF ANNUAL GENERAL MEETING

TRITIUM DCFC LIMITED
ACN 650 026 314

Date:	Thursday, 30 November 2023

Time:	9.00 am (AEST)

Location:	Physically at 48 Miller Street, Murarrie, Queensland 4172 Australia and virtually via the live online platform at www.meetnow.global/MMF2N5U.

This Notice of Meeting should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their professional advisors prior to voting.

Should you wish to discuss the matters in this Notice of Meeting, please do not hesitate to contact the Company Secretary on ssimmons@tritium.com.au

Notice of Annual General Meeting

Notice is given that the 2023 Annual General Meeting of Shareholders of Tritium DCFC Limited will be held on Thursday, November 30, 2023 at 9.00 am (AEST) physically at 48 Miller Street, Murarrie, Queensland 4172 Australia and virtually via the internet at www.meetnow.global/MMF2N5U.

The resolutions proposed to be considered at the annual general meeting are set out below. Further details in respect of the resolutions proposed in this Notice of Meeting are set out in the Explanatory Memorandum accompanying this Notice of Meeting. The Explanatory Memorandum and the accompanying Proxy Form should be read together with, and form part of, this Notice of Meeting.

Capitalised terms and abbreviations used in this Notice of Meeting are defined in the Glossary contained in the Explanatory Memorandum.

AGENDA

Financial Statements and Reports

To consider the annual financial report, the directors' report and the auditor's report for the Company and its consolidated entities for the financial period ended 30 June 2023.

Resolution 1:	Re-nomination and election of Non-Executive Director - Kenneth Braithwaite

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

'That Kenneth Braithwaite, who retires by rotation in accordance with the Company's Constitution and being eligible offers himself for election as a Director of the Company, be elected as a Director of the Company.'

Resolution 2:	Re-nomination and election of Non-Executive Director - Edward Hightower

To consider and, if thought fit, to pass the following as an ordinary resolution:

'That Edward Hightower, who retires by rotation in accordance with the Company's Constitution and being eligible offers himself for election as a Director of the Company, be elected as a Director of the Company.'

ADDITIONAL INFORMATION

The Explanatory Memorandum provides further information on each of the items of business and voting entitlements and methods.

By order of the Board of Directors

/s/ Sean Simmons

Sean Simmons

Company Secretary

Dated: 3 November 2023

EXPLANATORY MEMORANDUM

The following Explanatory Memorandum has been prepared for the information of Shareholders in connection with the business to be conducted at the 2023 Annual General Meeting of the Company.

The purpose of this Explanatory Memorandum is to provide shareholders with information they reasonably require to decide how to vote upon the resolutions. The Board recommends that Shareholders read this Explanatory Memorandum before determining how to vote on a resolution.

Financial Statements and Reports

The financial report, Directors' report and auditor's report for the Company for the financial period ended 30 June 2023 will be tabled at the meeting.

There is no requirement for Shareholders to approve these reports. The Chair of the meeting will, however, allow a reasonable opportunity for Shareholders to ask questions about, or make comments on, the reports and management of the Company at the meeting.

Shareholders will also be given a reasonable opportunity to ask a representative of the Company's auditor, PricewaterhouseCoopers, questions relevant to:

•	the conduct of the audit;

•	the preparation and content of the auditor's report;

•	the accounting policies adopted by the Company in relation to the preparation of the financial statements; and

•	the independence of the auditor in relation to the conduct of the audit.

As a Shareholder, you may submit written questions to the auditor prior to the meeting provided that the question relates to the content of the auditor's report or the conduct of the audit.

Shareholders can submit their questions to the auditor in advance of the meeting by visiting www.meetnow.global/MMF2N5U.

To be considered in advance of the meeting, the written questions must be received no later than five business days prior to the meeting (by 5.00 pm (AEST) on Thursday, November 23, 2023).

The Annual Report is available at https://investors.tritiumcharging.com/static-files/bc00e4f5-6c30- 4b27-85be-deb98c4300db

Resolutions 1 and 2 relate to the election of Directors.

Set out below is the Board Diversity Matrix (in the form prescribed by the Nasdaq Listing Rules), which provides further information regarding the composition of the Board as of the date of this Notice of Meeting:

Board Diversity Matrix
Country of Principal Executive Offices:	Australia
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	-
Did not disclose demographic background	-

Resolution 1: Re-nomination and election of Non-Executive Director - Kenneth Braithwaite and Resolution 2: Re-nomination and election of Non-Executive Director - Edward Hightower

Each of Kenneth Braithwaite and Edward Hightower were appointed as Non-Executive Directors on 13 January 2022.

Rule 9.7 of the Company's Constitution requires that, at each Annual General Meeting of the Company, one-third of the Directors (rounded down, if necessary, to the nearest whole number) must retire from office as a Director and will be eligible for re-election.

Accordingly, Mr Braithwaite and Mr Hightower retire from office as Directors and, being eligible, offer themselves for election each as a Director.

Kenneth Braithwaite

Kenneth has extensive international experience working with both government and the private sector.

From November 2011 to January 2018, Kenneth served a Group Senior Vice President for Vizient, Inc. Kenneth has also served as a director and member of the audit and financing committee for Trajector, a privately held company.

From May 2020 to January 2021, Kenneth served as the U.S. Secretary of the Navy, and previously served as the U.S. Ambassador to Norway from February 2018 to May 2020.

In 2021, Kenneth was awarded the U.S. Defense Distinguished Service Medal.

Edward Hightower

Edward has extensive experience working in the global automotive industry.

Edward is the CEO and President of the Lordstown Motors Corporation (NASDAQ: RIDE), an original equipment manufacturer (OEM) of electric vehicles for the commercial fleet market.

From October 2013 to April 2016, Edward served as Executive Chief Engineer and Vehicle Line Executive at General Motors Company and as Managing Director of Motoring Ventures LLC from April 2016 to November 2021. Edward has also previously held executive leadership positions at Ford and BMW.

Directors' recommendation: The Directors (with Mr Braithwaite and Mr Hightower abstaining) recommend that Shareholders vote in favour of Mr Braithwaite's and Mr Hightower's election as Directors.

The Chair of the meeting intends to vote all available proxies in favour of the election of Mr Braithwaite and Mr Hightower.

VOTING NOTES

Voting Entitlement

Regulation 7.11.37 of the Corporations Regulations permits the Company to specify a time, not more than 48 hours before a general meeting, at which a 'snap-shot' of shareholders will be taken for the purposes of determining shareholder entitlements to vote at the meeting.

The Company has determined that, for the purposes of voting at the Annual General Meeting, all Shares will be taken to be held by those persons recorded in the Company's register of members as at 7.00pm (AEST) on Tuesday, November 28, 2023.

Participating in the Meeting online

The Directors encourage Shareholders to participate in the meeting via the Computershare online meeting platform. Whilst Shareholders will be able to vote on the resolutions online during the meeting in real time, Shareholders are encouraged to lodge their direct vote or proxy appointment ahead of the Meeting, even if they are participating in the Meeting online. If you are unable to attend the Meeting, please lodge your direct vote online or your proxy appointment by email or post. Details of how to lodge your direct vote or proxy appointment prior to the Meeting are set out below in the section entitled 'Lodging your direct vote or proxy appointment'.

Shareholders participating in the Meeting using the Computershare online platform will be able to vote between the commencement of the Meeting and the closure of voting as announced by the Chair during the Meeting.

By participating in the Meeting online you will be able to:

•	hear and view meeting slides;

•	submit questions at the appropriate time whilst the meeting is in progress; and

•	vote during the meeting.

Please note, only Shareholders may ask questions online and only once they have been verified. It may not be possible to respond to all questions raised during the Meeting. Shareholders are therefore encouraged to lodge questions prior to the Annual General Meeting by submitting an online question at www.meetnow.global/MMF2N5U. Questions relevant to the business of the Meeting should be submitted five business days before the meeting, by 5.00pm (AEST) on Thursday, November 23, 2023.

To participate in the Meeting online, you can log in to the meeting by www.meetnow.global/MMF2N5U.

If you hold your shares through an intermediary, such as a bank or broker, you must register in advance using the instructions below.

The online meeting will begin promptly at 9.00am on Thursday, November 30, 2023 (AEST). We encourage you to access the meeting prior to the start time leaving ample time for the check in. Please follow the registration instructions as outlined in this Notice of Meeting.

Once you have selected one of the options above, Shareholders will need their voting control number to participate in the Annual General Meeting in real-time. For registered shareholders, the voting control number will be located on the front of the Proxy Form (and other associated materials) and for beneficial shareholders who submit a legal proxy, the voting control number will be included in the email from Computershare confirming their registration.

How to register to attend the Meeting virtually

If you are a registered shareholder (i.e., you hold your shares through our transfer agent, Computershare), you do not need to register to attend the Meeting virtually on the Internet.

If you hold your shares through an intermediary, such as a bank or broker, you must register in advance to attend the Meeting virtually on the Internet.

To register to attend the Meeting online you must submit proof of your proxy power (legal proxy) reflecting your holdings along with your name and email address to Computershare. Requests for registration must be labelled as "Legal Proxy" and be received no later than 9:00 am (AEST), on 28 November, 2023.

You will receive a confirmation of your registration by email after we receive your registration materials.

Requests for registration should be directed to us at the following:

By email

Forward the email from your broker, or attach an image of your legal proxy, to legalproxy@computershare.com

By mail

Computershare

COMPANY Legal Proxy

P.O. Box 43001

Providence, RI 02940-3001

Direct voting prior to the Meeting

If you wish to vote your Shares prior to the Meeting, please go to www.investorvote.com/DCFC. You should mark "For", "Against" or "Abstain" for each Resolution.

If you vote on at least one Resolution, but leave other Resolution(s) blank, the vote on the Resolution(s) marked will be valid, but no vote will be counted for the Resolution(s) left blank.

If you leave the voting boxes blank for all Resolutions, the Chair of the Meeting will be deemed to be your appointed proxy for all Resolutions. The voting intentions of the Chair of the Meeting are set out below in the section entitled 'Voting Intentions of the Chair'.

Details of how to lodge your direct vote prior to the Meeting are set out below in the section entitled 'Lodging your direct vote or proxy appointment'.

Proxy appointment

If you are a Shareholder entitled to attend and vote at the Meeting but are unable to participate in the Meeting, and you do not submit a direct vote prior to the Meeting, you are entitled to appoint a proxy to participate in the Meeting and to vote on your behalf. A proxy need not be a Shareholder, and may be an individual, attorney or a body corporate. A Proxy Form is enclosed with this Notice of Meeting.

If you are entitled to cast two or more votes, you may appoint up to two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If you do not specify a proportion or number, each proxy may exercise half of the votes. If you appoint a proxy, the Company encourages you to direct your proxy how to vote on each Resolution.

Shareholders are encouraged to notify an appointed proxy of their appointment to enable them to participate in the meeting online and to exercise your voting instructions. Appointed proxies will need to contact the Company's share registry, Computershare Investor Services by calling toll free 800 736 3001 (within the USA) or +1 (781) 575 3100 (international) to obtain a username and password to vote online.

If you do not specify a proxy in your completed proxy appointment or if the person you appoint does not participate in the Meeting, the Chair of the Meeting will be taken to be your proxy by default. In accordance with the Corporations Act, any directed proxies that are not voted as directed on a poll at the Meeting will automatically default to the Chair of the Meeting, who is required to vote proxies as directed.

Voting by attorney or body corporate representative

A body corporate who is a shareholder or proxy must appoint an individual as its corporate representative, if it wishes to participate in and vote at the Meeting. If you are a corporate representative, you will need to provide evidence of your appointment as a corporate representative to Computershare Investor Services in advance of the Meeting or have previously provided such evidence.

If you appoint an attorney to participate in and vote at the Meeting on your behalf, the original power of attorney (or a certified copy) must be given to Computershare Investor Services in advance of the Meeting, unless it has previously been provided.

Lodging your direct vote or proxy appointment

Your direct vote or proxy appointment (and any necessary supporting documentation) must be received by Computershare Investor Services no later than 9.00 am (AEST) on November 28, 2023, being 48 hours before the commencement of the Meeting.

You can lodge your direct vote:

•	Online: www.investorvote.com/DCFC.

•	By Phone: Call toll free 1800-652-VOTE (8683) within the USA, US territories and Canada

You can lodge your proxy appointment:

•	By Mail: PROXY SERVICES, C/O COMPUTERSHARE INVESTOR SERVICES, PO Box 43101, Providence RI 02040-5067

•	By Email: ProxyVote@computershare.com

If your direct vote or proxy appointment is signed by an attorney, or in the case of a direct vote submitted electronically, authenticated by an attorney, the original power of attorney (or a certified copy) must also be received by Computershare Investor Services by 9.00am (AEST) on November 28, 2023.

Voting intentions of the Chair

The Chair intends to vote all available proxies in favour of each of the Resolutions.

All resolutions will be by poll

The Chair intends to call a poll on each of the resolutions set out in the Notice of Meeting.

Formal location

The formal location of the meeting will be at the Company's offices at 48 Miller Street, Murarrie QLD 4172. However, Shareholders are invited and encouraged to participate in the Meeting via the online platform or by lodging a direct vote or proxy appointment ahead of the Meeting.

Technical difficulties

Technical difficulties may arise during the course of the Meeting. The Chair has discretion as to whether and how the Meeting should proceed in the event that a technical difficulty arises. In exercising this discretion, the Chair will have regard to the number of Shareholders impacted and the extent to which participating in the business of the Meeting is affected.

Where the Chair considers it appropriate, the Chair may continue to hold the Meeting and transact business, including conducting a poll and voting in accordance with valid proxy instructions. For this reason, Shareholders are encouraged to lodge a direct vote or proxy appointment by 9.00am (AEST) on November 28, 2023 even if they plan to attend online.

The virtual meeting platform is fully supported across browsers (MS Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Note: Internet Explorer is not a supported browser. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the meeting. We encourage you to access the meeting prior to the start time. For further assistance should you need it you may call 1-888-724-2416 (within the US) or +1 781 575 2748 (international).

GLOSSARY

AEST means Australian Eastern Standard Time as observed in Brisbane, Queensland.

Annual General Meeting or Meeting means the meeting of Shareholders convened by the Notice.

Annual Report means the annual report of the Company for the financial period ended 30 June 2023.

Board means the board of Directors.

Chair means the person chairing the Meeting from time to time.

Company means Tritium DCFC Limited ACN 650 026 314.

Constitution means the constitution of the Company.

Corporations Act means the Corporations Act 2001 (Cth).

Corporations Regulations means the Corporations Regulations 2001 (Cth).

Director means a director of the Company.

Explanatory Memorandum means the Explanatory Memorandum accompanying the Notice of Meeting.

Non-Executive Director means a non-executive director of the Company.

Notice of Meeting or Notice means the notice of Annual General Meeting of which this Explanatory Memorandum forms a part, including the accompanying Proxy Form.

Proxy Form means the proxy form accompanying the Notice of Meeting.

Resolution means a resolution set out in the Notice of Meeting.

Shareholder means a shareholder of the Company.

Shares means fully paid ordinary shares in the capital of the Company (each a Share).

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